Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc.  The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

Set forth below is the transcript to the presentation by Yancey L. Spruill, Executive Vice President, Chief Financial Officer and Treasurer of DigitalGlobe at the Morgan Stanley Industrials Conference on September 13, 2012.

Unidentified Participant:	Okay, everybody, next up -- our next presentation is from Yancey Spruill, the CFO from DigitalGlobe. Will be a 15 to 20-minute presentation followed by Q&A. Yancy?

Yancey Spruill:
Thank you and thanks to our good old standing partners and friends at Morgan Stanley for, for hosting us today at the conference and appreciate the opportunity to meet with all of you.  I will go through a brief overview of our company as well as our proposed transaction that we announced a little over a month ago and then open it up for Q&A.

More forward-looking statements than we would otherwise have because we're in a solicitation period as it relates to the merger. So I won't read through that.

Well I'll start with the fact that or how we look at our company.  We're a satellite, we own satellites.  We take images.  But we fundamentally view ourselves as a company that has information about our changing planet.  And our mission and vision is around helping being the indispensable provider of information of our changing planet by 2020, which somewhat of a play on words but someone puts a time domain on that.  And how we really think about that is we would hope that we'd execute a plan over the next several years so that it's inconceivable that any business entity in the customer segments that we target would not have to come to DigitalGlobe for some portion or all of the answers it relates to, understanding change on the earth.

So that's about information.  That isn't about the source of the information.  It's a fundamental belief and a vision that we supply information.  And I'll go through who we supply that information to.  Today it's sourced almost exclusively from our high resolution satellites, but in the future to be other sources.  It could also be other dimensions around that in terms of analysis and insight that helps people get the answers to solve the business problems that they have.

We're focused on four areas to drive to that vision.  The top one is EnhancedView success.  We have a customer with the US government, which I'll talk to you in a second, it's an EnhancedView contract.  It's -- today it's 60% of our revenue going below 50% pro forma for the deal.  We need to make that a success.  We need to make our government a success, our government saving lives on a daily basis with the services and the capabilities we provide them.  We need that to be a success to realize the full potential of that relationship both for ourselves and our customer.

Secondly, we have to diversify through profitable customer growth in customer segments outside of the US government or NGA.  I'll talk to you what those customers are.  But we're very focused on building a large and growing business that drives profit margin and returns outside NGA so we can diversify our revenue streams.

Third, we're very focused on operating and investing our capital and the talents of our people to the highest and best uses.  And we really want to create a culture where everybody's a leader no matter what their title, role, or responsibility.  The source today of our information about the changing -- our changing planet is our three satellites that we own and operate out of Colorado.  Those satellites allow us to map the earth six times a year.  We have the earth mapped over the first 11 years of operation of our 3 satellites 15 times.  So we're updating a map that's already been -- the world that's been mapped 15 times, 6 times a year. That'll go to about 7 times a year pro forma for GeoEye and about 8 times a year once we launch our next-generation satellite either later next year or in 2014.  By far this is the most comprehensive, high resolution, historical image archive and refresh rate of any competitor in the world.

Now we sell our imagery to five core areas today.  Largest is governments.  The top row, whether it's defense and intelligence customers in US or friendly foreign countries like Taiwan and South Korea and Japan or Germany or NATO, international civil governments.  We're seeing a lot of explosive growth in countries like China, the Middle East, in Russia, in India and other Asian countries, South and Latin America.  Fundamentally, civil governments use our imagery to help them monitor, plan, city planning, taxation, rescue, recovery, environmental services, all the things associated with governments to plan for infrastructure management for their citizens.  That top line, governments, represents close to 90% of our total revenue today.  Again, about 60% of our total revenue is US government.  Again this is standalone.

Bottom two pieces, which represent about a little over 10%.  Lower left, most of you in the room or listening on the web probably know us best for this.  Google, Microsoft, now our friends who have made the big announcement yesterday, Garmin, Magellan, etc. providers of location-based services, whether it's on an internet portal on a desktop and a handheld device, either on a cell phone or other GPS-enabled devices, people are aggregating GPS and location data to create context and value for their customers.  We're a leading player in this with all the major portals in the world between Google, Microsoft, MapQuest, Yandex, Sohu, Baidu in China.  So a great revenue opportunity for us to monetize our imagery.  This unlike a lot of the customers on the top line, the imagery we're selling in the lower left is all of our historical imagery from our ImageLibrary that I mentioned earlier.  That's map the earth 15 times over.  So very economically efficient.  This is the image once, sell multiple times model and great cash flow stream for us.

On the lower right, little -- approximately 5% of revenue today but we believe represents a very explosive opportunity, really helping large businesses or large entity -- large industry endpoints, financial services, telecom, energy, oil and gas, minerals and mining, helping them manage infrastructure, economic forecasting.  Examples in this area is we do same store sales estimates for big box retailers, Lowes, Wal-Mart, McDonalds through partners.  We're able to do that because of the comprehensive ImageLibrary and the refresh rate allows us to understand and correlate parking lot dynamics with cars into economic forecasting at a very high accuracy.  We're able to help telecom companies with infrastructure planning on where to place new 4G cell phone towers because of our global footprint and our assessment of change.  So, only 5% today, but large end markets with these -- with these opportunities and as I'll get to in a second with the GeoEye combination, really allow us to create more value for customers because of the added capabilities we get through the combination.

You can see here the revenue breakdown that I just walked through.  You can see here in terms of our revenue growth over the last 6 months of this year, first 6 months of this year, 18% revenue growth, dramatic expansion in profit margin demonstrating high operating leverage in our business, which is just going to be accentuated as we close on the combination with GeoEye.

So now let me transition and talk about why -- why this combination and why now?  The transaction does a number of things that are incredibly powerful for our business and for the opportunity and the vision that I mentioned.  First, it gives us immediate scale, essentially doubles our asset base, dramatic growth in our revenue base, more diversification with that.  I mentioned earlier we have a customer concentration issue with NGA and the EnhancedView contract.  Our US government exposure diversifies us in two ways.  So it goes from over 60% to 50% pro forma for the deal.  And importantly, GeoEye sells to many more diverse sets of customers within the US government.  So, that 50% is spread across dozens of government agencies versus our 60% is largely concentrated in one government agency.  So very important diversification and 50% is coming from other sources.

Second, we get a lot of synergies.  So $1.5 billion in net present value.  It's about equal to our market caps today.  That is going to come one-third from operating expense overlap and synergies both in -- predominantly in infrastructure.  And then -- and we expect to realize the full run rate of those synergies after about six quarters of integration.  And then about a billion dollars of the net present value, so about two-thirds of it -- is comes from rationalizing the satellite constellation.  So both GeoEye and DigitalGlobe have a satellite under construction.  We will launch one of those satellites either in 2013 or in 2014.  The other satellite will not be launched.  It will inventoried and it'll be used as a replacement for our WorldView-1 satellite, which we expect to need replacement by 2018.  So we're immediately taking about $600 million of capital out of the combined companies and this is a front loading, in other words, of capital that we would spend in the 2015 to 2018 timeframe.  We're now spent.  So we have front loaded the CapEx.  We have an on-the-ground spare, allows us to flex if there is growth in excess of what we expect today in the market.  De-risk the current operating constellation and already has built the satellite that we were going to build anyway for a 2018 launch.

Importantly, our CapEx spend is going to drop like a rock as a result of that.  So as we complete these 2 satellites over the next 2 years, CapEx for the combined company will drop from what's been $400 to $500 million when you add us two together down to the $40 million area from mid 2014 to probably 20 -- late 2016 or 2017 when we start replenishment for a satellite that would need to be replaced in 2021.  And that's our WorldView-2 satellite.

Importantly, and I'll talk to this in a second, every customer is going to get more value out of this and I'll show you that graphically in a second. And then it's just a bigger business, bigger balance sheet, lots of free cash flow.  And that free cash flow is going to allow us to continue to invest in the growth opportunity in the segments we've talked about.  And as segment -- new segments emerge and is really exciting that we'll have the financial flexibility of the balance sheet to go ahead and really drive and be a leader and innovate in this business and grow and drive return and profitability for our shareholders.

Just some of the logistics.  It's a deal that will allow us to own 64% of the pro forma company.  36% will go to GeoEye shareholders.  We'll need shareholder approval and regulatory approval both from FCC, NOAA, and HSR.  And we expect to get all of those either and close either later this year or sometime in early 2013.

When you look at this picture, there's three lines on it that are important.  The top line is really the value chain as from the customer's perspective.  So what starts with an image ultimately ends with an answer, whether it's what's same store sales going to be at McDonalds?  What's oil inventories expected to be?  What's the change in oil inventories in WTI in Cushing, Oklahoma?   What's going on with the nuclear program in Iran?  What's going on after a hurricane or a tornado in terms of disaster recovery?  Who in Greece, in Athens, has a pool but is not paying taxes?  And so we monitor and that's all -- everything starts with an image, but it ends with some sort of an answer, no matter what are -- what the end customers are.

If you look at our footprint on the second line, we don't play in the entire value chain.  We have largely concentrated in our asset base, in producing what I've talked about earlier which is the best ImageLibrary, the best refresh of higher -- high resolution imagery.  GeoEye, which is the third line, has a more balanced portfolio and they have importantly key capabilities in the analytics and digital mapmaking, which is really going to enable us to complete the suite of products.  So we'll have the best constellation in terms of high resolution imagery.  We'll have the best suite of analytics capabilities that will allow us to drive more value to every customer we have today.

I talked earlier about diversification.  So the top line shows, we go to about $610 million pro forma in 2012.  That's taking the midpoint of both companies' guidance and taking off their EnhancedView service level agreement revenue.  And then on the bottom you can see we are a little over 60% US government today.  We'll be more balanced at 50/50 pro forma for the deal.

A lot of efficiencies.  We, I mentioned $1.5 billion, a third of those coming from operating expense rationalization over the first 6 or so quarters.  A billion of it's coming out -- taking capital out of the business, so we're going to be a less capital intensive, less risky business with larger scale and more diversified revenue with a lot of cost take out.  And importantly, we started the process of combining the two companies, working really hard on the, the integration, the regulatory approvals.  And so we talked earlier in our earnings call about, about $10 million in the second half of the year tied to the integration.  We're sort of on pace, maybe spend a little bit more of that.  It'll be a little more front loaded because we are really racing to try to get this closed as fast as we can and come up with a great plan to combine the two operations and really hit the ground running.  And I'll tell you, our customers are excited.  They want us to hit the ground running, because as you saw from that picture the gaps that we have are pain points for customers.  The gaps that they have in terms of having a lighter constellation are pain points for them and delivering that value and combine, every customer's going to benefit on day one.

We talked earlier about we, we have two -- three operating satellites.  They have two operating satellites.  Their two satellites that are operating, they're in green in the picture we will not replace.  So, our long-term satellite constellation is three satellites, two of those are operating today.  One was -- is intended to go up either later next year or early 2000 -- and mid 2014.  And that's essentially, we have a contract with NGA to launch a satellite.  We've given them the option and we'll see how that discussion goes.  But regardless, the satellite that is not launched will replace WorldView-1 in the 2018 timeframe.  We won't have to resume replacing WorldView-2 until 2017 or so.  So we're going to have a CapEx holiday after we ramp down in two increments.  This time next year is GeoEye-1.  Two is completed and a year from that when WorldView-3 is completed, one of those will launch.  The other one will be warehoused.  Capital expense will drop from, you know, several hundred million dollars a year into the forty million dollar a year area.  So, dramatic reduction in capital in 2014.

I mentioned earlier after six quarters, we expect to, you know, hit our run rate in terms of the cost take out.  So, in the second half of 2014, we'll have satellite CapEx off the table.  We'll have EBITDA margins ramping above 50% with no cost to achieve.  And, and so -- and we're going to have organic revenue growth.  So as we get out of 2014, 2015 and beyond, free cash flow is going to grow dramatically.  We expect to de-lever, effectively de-lever the balance sheet both on a gross basis in terms of the cash generation and starting from about $800 million of net debt at closing of the transaction, we effectively expect to be de-levered in the late 2016, 2017 timeframe.  So powerful free cash flow, large company, scale, growth, diversification, and you know great collection of assets and people that's going to position us to really compete well in the marketplace.

With that, I'll, I'll take it to Q&A. Sure.

Unidentified Audience Member:	You're going to have extra capacity (inaudible) extra capacity to provide inventory above and beyond you would otherwise find as usable?

Yancey Spruill:
Well, we -- there's a couple ways to think about that.  One if you asked the President of the United States, does he have enough image taking capacity over Libya or the Middle East today, I think he'd say no.  He could get as much information as he could get about what's happening in Libya or Egypt.  So, in some of our customer segments, in areas they care about, there's almost not enough capacity in Asia, Middle East, etc.  So that's one piece.

The other is we're always collecting imagery and we'll add it to our ImageLibrary.  So we disclose, I mentioned earlier, we have the earth mapped 15 times over in ImageLibrary.  Well a quarter of our revenue comes from that.  And so that's about $90 million on 2011 guide -- or '12 guidance, which is a substantial asset for us.  So we're always monetizing the capacity.  We also fill in with some of our direct access customers.  We upsize them, so they are on minutes per month.  That's a $50 million business for us today across 5 customers.  They essentially have minutes per month of access similar to your cell phone contract.  They can go above their minimum and to the extent we make capacity available to them, they'll do that.  Civil government areas where there is a lot of -- that's the one customer that doesn't typically have longer term contracts.  A lot of large projects, to the extent we have more capacity, especially in places like China and Russia.  We almost seem to have unlimited ability to grow in those businesses as we have more capacity.

So I think there are ways that we have demonstrated that create more opportunities for growth and, and don't think of it necessarily as excess capacity cause we have existing customers that we're able to monetize.

Yeah.

Unidentified Audience Member:	Just a qualification to a question. The CapEx you said in 2014 it could get as low as $40 million?

Yancey Spruill
Well what, what I said was we're going to finish WorldView-1, excuse me, WorldView-3 and GeoEye-2.  GeoEye-2 capital spend will drop off in the middle of next year, 2013, and then WorldView-3 capital will drop off in the middle of 2014.  What's left is the CapEx associated with our infrastructure for data management on the ground, so servers, storage, coms and other IT that allow us to manage.  And to put it into context, we're adding about two petabytes of data a year to our ImageLibrary.  That's the same rate that

Facebook is adding.  They have 950 million customers.  We have about 50 that generate all of our revenue.  So this is a very data intensive business in terms of the thousands of images we take a day.  And so that, that would drop to about $40 million on an annualized basis.  But we would be at that rate by mid 2014.  So all of '15, '16, and then at some point 2017 we'll start the replenishment for a satellite that needs to be replaced in 2021.

Unidentified Audience Member:	And one more. GeoEye sells into government agencies that you don't sell into. I'm curious if there's a revenue opportunity trying to sell to those clients that you haven't really tapped into?

Yancey Spruill:
Well if you look back on the chart that -- that showed the gaps in our capabilities that are filled by what GeoEye brings to the combination in terms of analytics, finished mapmaking, they're very synergistic with increased refresh.  So our refresh rate is four times theirs.  And what we will now see we expect is the ability to take to all customers more value in terms of shortening the time cycle, creating more analytics products and solutions to every customer.  So we would expect that they, they would be able to, to sell more value from that platform and those capabilities into existing government customers.

And let me give you an example of what they do.  They have multisource production to create finished maps that integrate government-owned satellite data, other forms of data.  And one of the largest sources or processes of DigitalGlobe data today is GeoEye.  So we'll take imagery today, send it to NGA.  They'll send it back to GeoEye in a couple locations, one of which is only 20 miles from our location.  They'll finish processing, creating advanced map products and send it back to NGA.  So enormous value to the extent that we can compress timelines with the same answers that they're getting today.

Unidentified Audience Member:	I had a couple of questions so first what's the contract nature of your business with the government?

Yancey Spruill:
So our contract that I've discussed earlier EnhancedView is a 10-year contract vehicle, was signed in August of 2010.  The structure of the -- and we're in year three, the structure of the contract is nine or, you know, six remaining, seven remaining option years.  The economics of that contract, that's the first element.  I'll get to the other elements in a second.  So, the structure that is the first 4 years, it's $250 million a year in cash payments under the service level agreement or SLA.  The last 6 years of the contract, that steps up to $300 million a year in cash payments. They're effectively for that 250 in the first 4 years, they get about 50% of our image taking capacity on a daily basis.  That'll go to approximately 60% for the last 6 years of the contract when we get $300 million a year.

There's a couple other elements to the deal.  There's about a half a billion dollars over the ten-year life of the agreement for value-added products.  Now that, that $2.8 billion of the service level agreement is take or pay.  So in the contract year they -- whether they use imagery or they don't use it, those are minimum take or pay contracts.  There's $500 million of IDIQ indefinite demand or indefinite quantity.  So if they have requirements and have budget, they can put out for bid.  We're not operating at the 5, $50 million a year run rate.  We're probably operating at about a third of that today.  But that does -- there is a vehicle in place for that.  And there's another couple hundred million dollars for other value-added services where if NGA elects something or another, the SLA could be expanded over time.

Unidentified Audience Member:	Thank you. The other question I had was does the incremental value of the additional images you take diminish to your customers? So say once they, once they've accessed an initial library, they have to basically, literally lay of the land and then you take another pass of shots.  What's the incentive for them to acquire, to buy those or pay for those or pay the same amount as they did for the first logged image?

Yancey Spruill:
Yeah, it's a good question and it varies by customer.  So in the defense side for a customer that's monitoring a border or the globe in US customer's case, international defense, more border, they all -- you know the refresh around a particular area that's of concern for them, they want constant refresh.  So they -- whether there's a news item in that day, they want to look and then for example in hurricane season they'll be looking at the coasts and very fervently, maybe in the summer and the winter not so much.  But in certain hot spots they always want at, want to see.  So on a defense and intel side, you know they have a constant monitoring need.  The question is, is it regional, local, or global?

In the international civil government, they're more ad hoc.  So there's a large, you know, in China they may map the eastern, northeastern quadrant one year.  So that might be high priority and then they'll do hot, hot topic projects in other areas of the country.  So that's more project based.

A location-based service providers, they're also global.  But they update on a schedule.  So, if you go to Google maps, sometimes you'll notice that areas that you're very familiar with aren't as current.  Well that's because Google has prioritized other areas that are very current.  And so it varies by, you know, what their business problem is.  And then in the, in the other verticals, it all has to do with what the problem is.  For McDonalds same store sales, it's -- we need to look at all McDonalds or the vital few McDonalds that actually matter in projecting that.  For Vodafone we need to look at their assets and maybe where they're expanding.  So it's more ad hoc.

That's the value of having this constellation that's global with such a large refresh rate is basically you can come to us and we have the earth mapped many times over.  And we can guarantee you a refresh that hopefully is going to enable you to solve the problem.  But each customer segment, depending upon what their particular problem is, is different.

Unidentified Audience Member:	And sorry, last question.

Yancey Spruill:	Yeah.

Unidentified Audience Member:	So what's, what's the maximum -- with your three satellite constellations, what the maximum rate of refresh you can achieve? And what's the incremental cost for each pass of refresh?

Yancey Spruill:
Well there's no real marginal cost to operate the satellites and they're up there, they're fully loaded with fuel.  They got cameras, redundant components, etc. that will operate for, you know, normally 11, 12 years.  So there's no marginal cost.  There's marginal cost to store and process the data.  But, you know, our largest cost is depreciation.  It's larger than people.  A lot of technology companies that could say that.  I'm sorry.

Unidentified Audience Member:	The maximum rate of refresh you can achieve?

Yancey Spruill:	So we're refreshing about six times a year today. It's going to about eight times a year once our -- the next satellite's up and running and pro forma for GeoEye.

Unidentified Audience Member:	In your projections, you assumed that GeoEye's enhancing contract goes away.

Yancey Spruill:	Yeah.

Unidentified Audience Member:
And I'm curious if you've started to reach out to the clients that previously you couldn't service cause you didn't have the capacity.  So now you will have the capacity, assuming that you're correct if it does go away completely, which it very well may not.  But just in terms of being able to fill up the capacity that had been taken by the government, what's your outlook for that?

Yancey Spruill:
Well, you know, we're two separate companies until we get all the approvals and close the transaction.  We are working very diligently on a plan to combine the companies with GeoEye.  We've hired the same firm, consulting firm to help us.  We got some good practice, commonality of team.  So we're working very actively with them on a plan.  We are not talking to customers about what we are going to do or what we aren't going to do.  We're assessing the market on our own and then we're working so that when we do get all the approvals from the government and shareholders that we're able to hit the ground running on day one.

Unidentified Audience Member:	I had a question on the new satellite. How much capacity it is and does it enable you to do anything other than have refresh faster?

Yancey Spruill:
Yeah, so our new satellite, I'll answer that in two ways.  So the satellite that we are building, WorldView-3, will allow us to collect the earth about 1.5 times a year.  It does have some incremental functionality to WorldView-2, namely it'll have shortwave infrared capability.  And that allows us to see things a little bit differently, when I say see that's not physically see but it's an infrared sensor that allows us to observe certain things happening on the ground that has enormous importance for certain of our customers.  So that's an incremental benefit that came on satellite at modest cost.

Yes, next question.

Unidentified Audience Member:	So the take or pay contract that's $2.8 billion over 10 years, 10 years, right? The government cannot cancel that or can they?

Yancey Spruill:
Well everything that the government does is always subject to congressional appropriation.  And so this is no different.  It's structured as a pre-negotiated, so we know what volumes we'll be providing to NGA per this contract every month of the contract for the life of it.  It is subject to an annual option exercise.  The reason it was structured that way, it's unusual to have a ten-year contract life with the government, just because of the annual congressional approval and no current congress can, it sounds funny for me to even say this, but no current congress is technically allowed to buy into future congress in terms of future obligation.  So the way to work around that was the option year.  The reason it was important for us to have ten years was we wanted to have some visibility in order to build a satellite and replenish our existing satellites.  And so that's why it's structured the way it is.  But technically the government, you know, everything is subject to congressional approval.

Unidentified Audience Member:	And what -- what does the, what are the capabilities of the internally to the US government imaging?

Yancey Spruill:
Well, you know, the government's own satellites, which they do have their own infrastructure that monitors the earth, that infrastructure is what they call classified, which means you need a government-issued security clearance to, to see it or get close to it or observe the information that comes off their satellites, which is contrasted with our satellite information, which is unclassified.  And one of the main reasons you're seeing such explosive growth with us, we've seen it, is that our information is sharable for people that don't have clearances.  And only a small -- most troops don't have clearances.  And so, it's much easier to move around unclassified information.  So they do have an in-sourced alternative at a much different price point, as you can imagine, for, you know, and you can also imagine that there's different -- differential capabilities.  But we're able to solve an increasing set of problems for the government because we have high accuracy, high volume, high refresh and we're plugged into the government.   So they're able to get access to our information every 20 minutes as it's downloaded from the satellite.

I think we're getting the hook. So, thank you very much. I think I'll stick around for a couple more minutes and appreciate your time today.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission ("SEC"), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 and June 30, 2012, which are available on the SEC's Web site (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It
In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a preliminary prospectus of each of DigitalGlobe and GeoEye.  These materials are not yet final and will be amended.  DigitalGlobe and GeoEye will mail the final joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR  WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC's Web site (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www.digitalglobe.com) under the tab "Investors" and then under the heading "SEC Filings," or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.geoeye.com) under the tab "About Us – Investor Relations" and then under the heading "SEC Filings," or by directing a request to GeoEye, 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding the interests of participants in the proxy solicitation is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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